                  SECURITIES AND EXCHANGE COMMISSION

                        Washington, D. C. 20549




                               FORM 11-K

              [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
         OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


              For the fiscal year ended December 31, 1994


                                  Or

           [  ] TRANSITION REPORT PURSUANT TO SECTION 15 (d)
                OF THE SECURITIES EXCHANGE ACT OF 1934
                           [NO FEE REQUIRED]

                  For the transition period from         to
                                                --------   --------

                        Commission file number
                                               --------------------


           Air & Water Technologies Corporation Thrift Plan
       Air & Water Technologies Corporation Profit Sharing Plan


                 ------------------------------------

                 Air & Water Technologies Corporation
                 U.S. Highway 22 West and Station Road
                     Branchburg, New Jersey  08876
                            (908) 685-4000

              INDEX TO FINANCIAL STATEMENTS AND SCHEDULES
              -------------------------------------------
[CAPTION]

Air & Water Technologies Corporation Thrift Plan:
- ------------------------------------------------

Report of Independent Public Accountants                             F-1

Statements of Net Assets Applicable to Participants'
     Equity as of December 31, 1994 and 1993                         F-2

Statements of Changes in Net Assets Applicable to
     Participants' Equity for the Year Ended
     December 31, 1994                                               F-3

Notes to Financial Statements                                        F-4 - F-8



Air & Water Technologies Corporation Profit Sharing Plan:
- --------------------------------------------------------

Report of Independent Public Accountants                             F-9

Statements of Net Assets Applicable to Participants'
     Equity as of December 31, 1994 and 1993                         F-10

Statements of Changes in Net Assets Applicable to
     Participants' Equity for the Year Ended
     December 31, 1994                                               F-11

Notes to Financial Statements                                        F-12 - F-17


                              REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                              ----------------------------------------


To the Administrative Committee of the
 Air & Water Technologies Corporation
 Thrift Plan:


We have audited the accompanying statements of net assets applicable to participants' equity of the Air & Water Technologies Corporation Thrift Plan (formerly The Research-Cottrell Thrift Plan) (the Plan) as of December 31, 1994 and 1993, and the related statement of changes in net assets applicable to participants' equity for the year ended December 31, 1994. These financial statements are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 1994 and 1993, and the changes in its net assets applicable to participants' equity for the year ended December 31, 1994 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of changes in net assets applicable to participants' equity is presented for purposes of additional analysis rather than to present the changes in net assets applicable to participants equity of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                   ARTHUR ANDERSEN LLP

Roseland, New Jersey
June 15, 1995

           AIR & WATER TECHNOLOGIES CORPORATION THRIFT PLAN
           ------------------------------------------------
             (formerly The Research-Cottrell Thrift Plan)
              ------------------------------------------

      STATEMENTS OF NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY
      -----------------------------------------------------------
                   AS OF DECEMBER 31, 1994 AND 1993
                   --------------------------------




[CAPTION]

                                                          1994          1993
                                                          ----          ----
CONTRIBUTION RECEIVABLE FROM EMPLOYER (Note 1)          $122,834      $143,074

BENEFICIAL INTEREST AT FAIR VALUE IN RESEARCH-
 COTTRELL MASTER TRUST, $31,514,099 and
 $25,507,782 at cost in 1994 and 1993,
 respectively (Notes 2 and 4)                         29,536,499    28,703,087
                                                      ----------    ----------

NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY        $29,659,333   $28,846,161
                                                      ==========    ==========







            The accompanying notes to financial statements
               are an integral part of these statements.

           AIR & WATER TECHNOLOGIES CORPORATION THRIFT PLAN
           ------------------------------------------------
             (formerly The Research-Cottrell Thrift Plan)
              ------------------------------------------

           STATEMENT OF CHANGES IN NET ASSETS APPLICABLE TO
           ------------------------------------------------
               PARTICIPANTS' EQUITY WITH FUND INFORMATION
               ------------------------------------------
                 FOR THE YEAR ENDED DECEMBER 31, 1994
                 ------------------------------------

                                     Fund B
                                      Cash           Fund C
                                    Equivalents,   Air & Water
                                    Fixed Income   Technologies
                         Fund A         And        Corporation
                         Cash and     Common          Common
                        Equivalents    Stock          Stock         Total
                        -----------  ----------     -----------    -------

NET ASSETS APPLICABLE TO
 PARTICIPANTS' EQUITY,
  beginning of year      $9,724,201    $18,382,775   $739,185     $28,846,161
                         ----------    -----------   --------     -----------
ADDITIONS (Notes 1 and 2):
 Contributions-
  Employer                 177,341         407,182     21,801         606,324
  Employee               1,294,958       3,141,737    161,163       4,597,858

 Interest and dividend
  income earned on
  beneficial interest in
  Research-Cottrell
  Master Trust             393,962        779,964        285        1,174,211
 Net depreciation of
  beneficial interest in
  Research-Cottrell
  Master Trust                   0       (477,008)  (456,547)        (933,555)
                           --------     ---------   ---------       ---------

                           1,866,261    3,851,875   (273,298)       5,444,838
                           ---------    ---------   ---------       ---------

DEDUCTIONS:
 Distributions to
  participants           (1,568,594)   (2,829,108)  (111,521)      (4,509,223)
 Administrative expenses    (17,161)     (102,114)    (3,168)        (122,443)
                          ---------     ---------   ---------       ---------

                         (1,585,775)   (2,931,222)  (114,689)      (4,631,666)
                          ---------     ---------   ---------       ---------

TRANSFERS BETWEEN FUNDS    (398,640)      403,707     (5,067)               0
                           ---------    ---------    ---------      ---------

NET ASSETS APPLICABLE TO
 PARTICIPANTS' EQUITY,
 end of year             $9,606,067   $19,707,135   $346,131      $29,659,333
                         ==========   ===========   ========      ===========




The accompanying notes to financial statements are an integral part of this statement.

           AIR & WATER TECHNOLOGIES CORPORATION THRIFT PLAN
           ------------------------------------------------
             (formerly The Research-Cottrell Thrift Plan)
              ------------------------------------------

                     NOTES TO FINANCIAL STATEMENTS
                     -----------------------------



(1)   PLAN DESCRIPTION:
      ----------------
   General-
   -------
     The Air & Water Technologies Corporation Thrift Plan (formerly The Research-Cottrell Thrift Plan) (the Plan) is a defined contribution plan for which contributions are made by Air & Water Technologies Corporation (the Company and Plan Sponsor) and participants. All eligible employees of Air & Water Technologies Corporation and its subsidiaries may elect to participate in the Plan. The Board of Directors of the Company have appointed an administrative committee to manage and administer the Plan.

   Contributions-
   -------------
     Employer-
     --------

      The Company contributes to the Plan on a discretionary basis, an amount equal to 25% of the participants' contributions up to a maximum of 4% of the employees' base salary for a calendar quarter. Company contributions for the applicable quarter are paid to the Plan trust by the end of the following quarter.
      Any amounts forfeited by terminated participants are applied to reduce employer contributions. Forfeitures amounted to approximately $93,000 in 1994.

     Employee-
     --------

      Participants may contribute up to a maximum of 10% of their compensation, as defined, to the Plan. Such contributions to the Plan are made through payroll deductions and are invested, along with employer contributions, in the Research-Cottrell Master Trust.

   Eligibility and Vesting-
   -----------------------
     All employees are eligible to participate in the Plan on any January 1 or July 1 following their date of employment provided that they have completed one full year of service. Employees are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service as follows-
[CAPTION]

     Years of Service                      Vesting Percentage
     -----------------                      ------------------
           1                                      10%
           2                                      20%
           3                                      30%
           4                                      40%
           5                                      60%
           6                                      80%
           7 or more                             100%

                                  F-4



     Withdrawals-
     -----------

      Participants may withdraw funds from their respective account balances if any of the following events should occur -

       1.   Attainment of age 59-1/2
       2.   Termination of employment
       3.   Death
       4.   Total disability
       5.   Retirement
       6.   An event of financial hardship, as defined

      Participants are required to begin receiving benefits under the Plan by the April 1 following the calendar year in which the participant attains age 70-1/2 even if not yet retired.

      Upon termination of employment prior to eligibility for retirement, a participant is eligible to receive the vested balance in his account. Payments due to participants who have requested to withdraw their funds prior to December 31, 1994 and 1993 total approximately $1,250,000 and $1,217,000, respectively.

   Retirement-
   ----------

     A participant's normal retirement date is the first day of the month coincident with or following the attainment of age 65.

   Participant Loans-
   -----------------

     A participant, while in active employment, may request a loan from the Plan. The amount of the loan cannot exceed the lesser of $50,000 or one-half of the value of the participant's nonforfeitable accrued benefit. No loans were outstanding as of December 31, 1994 and 1993.

(2)  SUMMARY OF SIGNIFICANT
     ACCOUNTING POLICIES:
     --------------------

     Valuation of Investments-
     ------------------------

     Effective April 3, 1984, the Company established the Research-
     Cottrell Master Trust (Master Trust). The Master Trust is maintained by Chemical Bank. The Master Trust provides participants with three investment options. Amounts contributed to Fund A are invested in cash equivalents. Amounts contributed to Fund B are invested in cash equivalents, fixed income securities and common stocks. Due to the change in trustees of the Plan from Chemical Bank to Fidelity Institutional Retirement
     Services Company in January 1995 (see Note 5), Fund B converted its investments in fixed income securities and common stock to cash equivalents during December 1994. Amounts contributed to Fund C are invested primarily in Air & Water Technologies
     Corporation (AWT) Class A Common Stock. The remainder of the funds are invested in cash equivalents. The Plan has a beneficial interest, along with another employee benefit plan of the Company in the Master Trust (Note 4). Administrative expenses of the Plan are paid from the assets of the Plan.

                                  F-5


     Investments in Fund A are valued at cost, which approximates market. Investments in Funds B and C are traded on national securities exchanges and are valued at the last reported sales price on the last business day of the plan year.

   Security Transactions
   and Investment Income-
   ---------------------

     Purchases and sales of securities are reported on a trade date basis. Gains or losses on sales of securities are based on average cost. Dividend income is recorded on the record date and interest income on an accrual basis.

   Tax Status-
   ----------

     The Plan obtained its latest determination letter on October 11, 1985, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.
     Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of December 31, 1994 and 1993.

   Allocations to
   Participants' Accounts-
   ----------------------

     Earned income on investments of the Plan is allocated to the participants' individual accounts quarterly in the ratio that the value of each individual's account bears to the aggregate value of all participants' accounts at the beginning of each quarter.

(3)   TERMINATION PRIORITIES:
      ----------------------

   The Company has the right to terminate the Plan at any time and in the event the Plan is terminated, subject to conditions set forth by Employee Retirement Income Security Act of 1974, the amount of each participant's account balance in the Plan becomes fully vested. The Company has not expressed any intention to terminate the Plan.

(4)   BENEFICIAL INTEREST
      IN THE MASTER TRUST:
      -------------------

   The Plan's beneficial interest in the current market value of the assets of the Master Trust is based on its pro rata share of such assets. Investment income and realized and unrealized gains and losses of the Master Trust are allocated to the Plan quarterly, based on the Plan's pro rata share of the market value of the assets held as of the end of the prior quarter. The Plan's share of the market value of the investments listed below is 58.4% and 55% at December 31, 1994 and 1993, respectively. Investments held by the Master Trust at December 31, 1994 and 1993 are summarized as follows (in thousands)-

                                  F-6



                                      1994               1993
                                ---------------    ------------------
                                 Market             Market
                                 Value     Cost     Value      Cost
                                -------   ------   -------    -------

Cash equivalents and accrued
 income                        $50,092    $50,029   $22,112   $22,100
U. S. Government securities          0          0     7,622     6,658
Corporate and foreign bonds          0          0     3,906     3,575
Common stocks                      446      1,260    18,568    12,106
                               -------    -------   ------    -------
              Total            $50,538    $51,352   $52,208   $44,439


   As of December 31, 1994 and 1993, the Master Trust held 69,094 and 64,276 shares of AWT common stock, respectively, with a market value of $414,564 and $964,140, respectively, ($1,225,596 and
   $1,208,552, respectively, at cost). During 1994, the Master Trust purchased 7,258 shares of AWT common stock at a cost of $62,914 and sold 2,440 shares of AWT common stock at a price of $21,001, resulting in a realized loss of $23,504.

(5)  SUBSEQUENT EVENTS:
     -----------------

   Effective January 1, 1995, the Master Trust changed the trustee from Chemical Bank to Fidelity Institutional Retirement Services Company (Fidelity). Accordingly, during January 1995, all funds held by Chemical Bank were transferred to Fidelity. The funds available for investment by participants are as follows-

     Fidelity Retirement Money Market Portfolio-
     ------------------------------------------

      A fund investing in high-quality money market instruments of U.
      S. and foreign issuers, including short-term corporate obligations, U. S. Government obligations and certificates of deposit.

     Fidelity Intermediate Bond Fund-
     -------------------------------

      A bond fund investing in all types of bonds, including corporate and U. S. Government issues with intermediate maturities.

     Fidelity Balanced Fund-
     ----------------------

      A growth and income fund investing in a broad array of high-yielding securities, including foreign and domestic bonds and common and preferred stocks.

     Fidelity U. S. Equity Index Portfolio-
     -------------------------------------

      A fund which strives to match the total return of the Standard & Poor's Composite Stock Price Index (the S&P 500). The portfolio invests mostly in the 500 companies that make up the S&P 500, which are spread across a variety of industries.

     Fidelity Growth & Income Portfolio-
     ----------------------------------

      A growth and income fund investing primarily in stocks that pay income greater than the average income of stocks in the S&P
      500.

     Fidelity Magellan Fund-
     ----------------------

      A growth mutual fund investing in common and preferred stocks of all types of companies from the U. S. and abroad.

     Fidelity Blue Chips Growth Fund-
     -------------------------------

      A growth mutual fund investing in common stocks of well-known, established growth companies.

     Fidelity International Growth & Income Fund-
     -------------------------------------------

      A growth and income fund investing primarily in stocks and debt securities of companies outside of the U. S.

     AWT Stock Fund-
     --------------

      A fund investing primarily in Air & Water Technologies
      Corporation Class A common stock.

   On January 1, 1995, the Plan Sponsor approved, pending Internal Revenue Service approval, the merger of the Plan with the Air & Water Technologies Corporation Profit Sharing Plan. Once the merger is completed, the new plan will be known as the Air & Water Technologies Corporation Savings and Retirement Plan.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------

To the Administrative Committee of the
 Air & Water Technologies Corporation
 Profit Sharing Plan:


We have audited the accompanying statements of net assets applicable to participants' equity of the Air & Water
Technologies Corporation Profit Sharing Plan (formerly
Research-Cottrell, Inc. Corporate Division Profit Sharing
Plan) (the Plan) as of December 31, 1994 and 1993, and the related statement of changes in net assets applicable to participants' equity for the year ended December 31, 1994.
These financial statements are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 1994 and 1993, and the changes in its net assets applicable to participants' equity for the year ended December 31, 1994 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.
The fund information in the statement of changes in net assets applicable to participants' equity is presented for purposes of additional analysis rather than to present the changes in net assets applicable to participants equity of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                   ARTHUR ANDERSEN LLP


Roseland, New Jersey
June 15, 1995
                             F-9

            AIR & WATER TECHNOLOGIES CORPORATION PROFIT SHARING PLAN
            --------------------------------------------------------

     (formerly Research-Cottrell, Inc. Corporate Division Profit Sharing Plan
      -----------------------------------------------------------------------

             STATEMENTS OF NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY
             -----------------------------------------------------------

                             AS OF DECEMBER 31, 1994 AND 1993
                             --------------------------------
[CAPTION]

                                                       1994          1993
                                                     ---------     --------
BENEFICIAL INTEREST AT FAIR VALUE IN RESEARCH-
 COTTRELL MASTER TRUST, $19,838,387 and
 $18,931,146 at cost in 1994 and 1993,
 respectively (Notes 2 and 4)                       $21,001,626    $23,505,155
                                                    -----------    -----------

NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY       $21,001,626    $23,505,155
                                                    ===========    ===========






       The accompanying notes to financial statements are an integral part of these statements.

          AIR & WATER TECHNOLOGIES CORPORATION PROFIT SHARING PLAN
          --------------------------------------------------------

  (formerly Research-Cottrell, Inc. Corporate Division Profit Sharing Plan)
   -----------------------------------------------------------------------

              STATEMENT OF CHANGES IN NET ASSETS APPLICABLE TO
              ------------------------------------------------

                 PARTICIPANTS' EQUITY WITH FUND INFORMATION
                 ------------------------------------------

                    FOR THE YEAR ENDED DECEMBER 31, 1994
                    ------------------------------------


[CAPTION]


                                          Fund B
                                           Cash           Fund C
                                         Eqivalents,    Air & Water
                               Fund A    Fixed Income   Technologies
                                Cash         and        Corporation
                              and Cash     Common        Common
                            Equivalents    Stock          Stock        Total
                            -----------  ------------  ------------   --------

NET ASSETS APPLICABLE TO
 PARTICIPANTS' EQUITY,
 beginning of year        $8,422,997    $14,845,536     $236,622    $23,505,155

ADDITIONS (Notes 1 and 2):
 Contributions-
  Employer                   224,300        225,000       13,400        462,700
  Employee rollover
   contributions                   0         14,556        3,076         17,632
 Interest and dividend
  income earned on beneficial
  interest in Research-Cottrell
  Master Trust               322,757        577,089           77        899,923
 Net depreciation of
  beneficial interest in
  Research-Cottrell
  Master Trust                     0       (332,919)    (133,733)      (466,652)
                           ---------      ---------    ---------       ---------

                             547,057        483,726     (117,180)       913,603
                           ---------      ---------    ---------       ---------

DEDUCTIONS:
 Distributions to
 participants             (1,181,038)   (2,122,775)      (25,302)    (3,329,115)
 Administrative expenses     (13,799)      (73,397)         (821)      (88,017)
                           ---------     ---------      ---------     ---------

                          (1,194,837)    (2,196,172)     (26,123)    (3,417,132)
                           ---------      ---------     ---------     ---------

TRANSFERS BETWEEN FUNDS     (334,285)       336,406       (2,121)             0
                           ---------      ---------     ---------     ---------

NET ASSETS APPLICABLE TO
 PARTICIPANTS' EQUITY,
 end of year              $7,440,932    $13,469,496      $91,198    $21,001,626
                           =========     =========       =========   =========


    The accompanying notes to financial statements are an integral part of this statement.

         AIR & WATER TECHNOLOGIES CORPORATION PROFIT SHARING PLAN
         --------------------------------------------------------

 (formerly Research-Cottrell, Inc. Corporate Division Profit Sharing Plan)
  -----------------------------------------------------------------------

                    NOTES TO FINANCIAL STATEMENTS
                    -----------------------------


(1)   PLAN DESCRIPTION:
      ----------------

   General-
   -------
     The Air & Water Technologies Corporation Profit
     Sharing Plan (formerly Research-Cottrell, Inc.
     Corporate Division Profit Sharing Plan) (the Plan) is a defined contribution plan for which contributions are made by Air & Water Technologies Corporation (the
     Company and Plan Sponsor). All eligible employees of Air & Water Technologies Corporation and its subsidiaries participate in the Plan. The Board of Directors of the Company have appointed an administrative committee to manage and administer the Plan.

     Effective December 31, 1991, the Company merged the
     Research Cottrell, Inc. Air Pollution Control Division
     Profit Sharing Plan, the Custodis Cottrell, Inc.
     Profit Sharing Plan, the Research Cottrell, Inc.
     Environmental Engineering Profit Sharing Plan, the
     Flex Kleen Corporation Profit Sharing Plan, the KVB,
     Inc. Profit Sharing Plan and the Power Application &
     Mfg. Co. Profit Sharing Plan into the Research
     Cottrell, Inc. Corporate Division Profit Sharing Plan.
     All terms and policies of the plans were identical.

   Contributions-
   -------------

     Employer-
     --------
      Each year the Company may contribute to the Plan a portion of its current or accumulated net income as authorized by the Board of Directors. Employer contributions amounting to approximately $462,700 were made during 1994.

     Employee-
     --------
      Through December 31, 1991, participants could contribute up to a maximum of 10% of their compensation, as defined in the Plan. Contributions were made to the Plan through payroll deductions and were invested in the Research-Cottrell Master Trust.
      During 1992, the Plan was amended and employee contributions were discontinued.

   Eligibility and Vesting-
   -----------------------
     All employees are eligible to participate in the Plan on any January 1 or July 1 following their date of employment provided that they have completed one full year of service. Employees are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service as follows-

        Years
         of                                            Vesting
       Service                                       Percentage
       -------                                       ----------
[CAPTION]

          1                                              10%
          2                                              20%
          3                                              30%
          4                                              40%
          5                                              60%
          6                                              80%
       7 or more                                        100%

   Withdrawals-
   -----------

     Participants may withdraw funds from their respective account balances if any of the following events should occur-
[CAPTION]

      1.   Attainment of age 59-1/2
      2.   Termination of employment
      3.   Death
      4.   Total disability
      5.   Retirement

     Participants are required to begin receiving benefits under the Plan by the April 1 following the calendar year in which the participant attains age 70-1/2 even if not yet retired.

     Upon termination of employment prior to eligibility for retirement, a participant is eligible to receive the vested balance in his account. Payments due to participants who have requested to withdraw their funds prior to December 31, 1994 and 1993 total approximately $1,280,000 and $1,005,000, respectively.

   Retirement
   ----------
     A participant's normal retirement date is the first day of the month coincident with or following the attainment of age 65.

(2)   SUMMARY OF SIGNIFICANT
      ACCOUNTING POLICIES:
      --------------------

     Valuation of Investments-
     ------------------------

      Effective April 3, 1984, the Company  established the
      Research-Cottrell Master Trust (Master Trust).  The
      Master Trust is maintained by Chemical Bank.  The
      Master Trust provides participants with three investment options. Amounts contributed to Fund A are invested in cash equivalents. Amounts contributed to Fund B are invested in cash equivalents, fixed income securities and common stocks. Due to the change in trustees of the Plan from Chemical Bank to Fidelity Institutional
      Retirement Services Company in January 1995 (see Note
      5), Fund B converted its investments in fixed income securities and common stocks to cash equivalents during December 1994. Amounts contributed to Fund C are invested primarily in Air & Water Technologies
      Corporation (AWT) Class A Common Stock. The remainder of the funds are invested in cash equivalents. The Plan has a beneficial interest, along with another employee benefit plan of the Company in the Master Trust (Note 4). Administrative expenses of the Plan are paid from the assets of the Plan.

      Investments in Fund A are valued at cost, which approximates market. Investments in Funds B and C are traded on national securities exchanges and are valued at the last reported sales price on the last business day of the year.

     Security Transactions and
     Investment Income-
     ------------------

      Purchases and sales of securities are reported on a trade date basis. Gains or losses on sales of securities are based on average cost. Dividend income is recorded on the record date and interest income on an accrual basis.

     Tax Status-
     ----------

      The Plan obtained its latest determination letter on August 9, 1985, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.
      Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of December
      31, 1994 and 1993.

     Allocations to Participants' Accounts-
     -------------------------------------

      Employer Contributions-
      ----------------------

      The amount contributed by the Company is allocated to each participant at the end of each plan year in the ratio in which compensation, as defined, of each participant bears to the aggregate compensation of all participants. Employer contributions amounting to approximately $462,700 were made during 1994.

      Income From Investments-
      -----------------------

       Earned income on investments of the Plan is allocated to the participants' individual accounts quarterly in the ratio that the value of each individual's account bears to the aggregate value of all participants' accounts at the beginning of each quarter.

      Forfeitures-
      ------------

       Participants who terminate before becoming fully vested forfeit that portion of their account to which they are not entitled. Forfeitures are annually allocated among all continuing participants. Forfeitures amounted to approximately
       $52,900 in 1994.

(3)  TERMINATION PRIORITIES:
     ----------------------

   The Company has the right to terminate the Plan at any time and in the event the Plan is terminated, subject to conditions set forth by Employee Retirement Income
   Security Act of 1974, the amount of each participant's account balance in the Plan becomes fully vested. The
   Company has not expressed any intention to terminate the Plan.

(4)  BENEFICIAL INTEREST
     IN THE MASTER TRUST:
     -------------------

   The Plan's beneficial interest in the current market value of the assets of the Master Trust is based on its pro rata share of such assets. Investment income and realized and unrealized gains and losses of the Master
   Trust are allocated to the Plan quarterly, based on the Plan's pro rata share of the market value of the assets held as of the end of the prior quarter. The Plan's share of the market value of the investments listed below is 41.6% and 45% at December 31, 1994 and 1993, respectively. Investments held by the Master Trust at December 31, 1994 and 1993 are summarized as follows (in thousands)-

[CAPTION]

                                             1994              1993
                                    ------------------    ----------------
                                      Market               Market
                                      Value      Cost      Value     Cost
                                     -------    -------   -------   -------

Cash equivalents and accrued
 income                              $50,092    $50,092   $22,112   $22,100

U. S. Government securities                0          0     7,622     6,658
Corporate and foreign bonds                0          0     3,906     3,575
Common stocks                            446      1,260    18,568    12,106
                                     -------    -------   -------   -------

             Total                   $50,538    $51,352   $52,208   $44,439
                                     =======    =======   =======   =======

   As of December 31, 1994 and 1993, the Master Trust held
   69,094 and 64,276 shares of AWT common stock, respectively, with a market value of $414,564 and $964,140, respectively, ($1,225,596 and $1,208,552, respectively, at cost). During 1994, the Master Trust purchased 7,258 shares of AWT common stock at a cost of $62,914 and sold 2,440 shares of AWT common stock at a price of $21,001, resulting in a realized loss of $23,504.
                            F-15

(5)  SUBSEQUENT EVENTS:
     -----------------

   Effective January 1, 1995, the Master Trust changed the trustee from Chemical Bank to Fidelity Institutional
   Retirement Services Company (Fidelity). Accordingly, during January 1995, all funds held by Chemical Bank were transferred to Fidelity. The funds available for investment by participants are as follows-

     Fidelity Retirement Money Market Portfolio-
     ------------------------------------------

      A fund investing in high-quality money market instruments of U. S. and foreign issuers, including short-term corporate obligations, U. S. Government obligations and certificates of deposit.

     Fidelity Intermediate Bond Fund-
     --------------------------------

      A bond fund investing in all types of bonds, including corporate and U. S. Government issues with intermediate maturities.

     Fidelity Balanced Fund-
     ----------------------

      A growth and income fund investing in a broad array of high-yielding securities, including foreign and domestic bonds and common and preferred stocks.

     Fidelity U. S. Equity Index Portfolio-
     -------------------------------------

      A fund which strives to match the total return of the Standard & Poor's Composite Stock Price Index (the
      S&P 500). The portfolio invests mostly in the 500 companies that make up the S&P 500, which are spread across a variety of industries.

     Fidelity Growth & Income Portfolio-
     -----------------------------------

      A growth and income fund investing primarily in stocks that pay income greater than the average income of stocks in the S&P 500.

     Fidelity Magellan Fund-
     ----------------------

      A growth mutual fund investing in common and preferred stocks of all types of companies from the
      U. S. and abroad.

     Fidelity Blue Chips Growth Fund-
     -------------------------------

      A growth mutual fund investing in common stocks of well-known, established growth companies.

     Fidelity International Growth & Income Fund-
     -------------------------------------------

      A growth and income fund investing primarily in stocks and debt securities of companies outside of the U. S.

     AWT Stock Fund-
     --------------

      A fund investing primarily in Air & Water
      Technologies Corporation Class A common stock.

   On January 1, 1995, the Plan Sponsor approved, pending approval by the Internal Revenue Service, the merger of the Plan with the Air & Water Technologies Corporation
   Thrift Plan. Once the merger is completed, the new plan will be known as the Air & Water Technologies
   Corporation Savings and Retirement Plan.

                         SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on behalf of the undersigned hereunto duly authorized.





                      Air & Water Technologies Corporation Thrift Plan Air & Water Technologies Corporation
                         Profit Sharing Plan

Date  June 28, 1995
      -------------                    ---------------------
                                       Augustine W. Bolella